

June 22, 2011

Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re: SMSA Treemont Acquisition Corp.**
> **Form 8-K**
> **Filed on May 16, 2011**
> **File No. 000-54096**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Entry into a Material Definitive Agreement, page 3

1.   Please remove the language in the last sentence of Item 1.01 of your current report that references to the Share Exchange Agreement are "qualified in its entirety by reference to the provisions of the document filed as Exhibit 2.1 …." Your current report should provide disclosure of all the material terms of the Share Exchange Agreement and any other material agreement filed as an exhibit.

Completion of Acquisition or Disposition of Assets, page 2

2.   Please revise your Corporate History section to describe the corporate history of your operating subsidiaries. Also, please describe your relationship with your affiliates

Shandong Runyin Bio-chemical Co., Ltd., Ruixing Group Co., Ltd., and Shandong Xinrui Chemical Devices Co., Ltd., which are briefly described on page F-19.

3. Please revise to explain the roles of John Zhang, the signatory of the May 12, 2011 merger agreement, and the New Fortress Group, Ltd. It is unclear how the May 12, 2011 and May 13, 2011 merger agreements are related.

4. Please revise to clarify the approximate share ownership percentage of the four shareholders of Shandong Xiangrui.

5. We note your short descriptions of your VIE agreements on pages three and four. Please revise here or where appropriate to provide a description of all of the material terms of these agreements.

6. Please revise page four to identify the person designated by WFOE to receive the shareholder rights of Shandong Xiangrui under the Proxy Agreement.

7. We note the "consulting services fee" referenced in the fourth paragraph on page four. Please revise to clarify. For example, it is unclear if this is the fee that confers on you, as the 100% equity owner of WFOE, the right to receive the revenues of your operating company Shandong Xiangrui.

8. Please revise to describe the material terms of the Option Agreements that are briefly described on page 17 and filed as Exhibits 10.39 through 10.42. Also, please clarify how the ownership of the Company will change upon the exercise of these options.

9. Please revise to clarify any material relationships between Messrs. Wang Xuchin, Huang Lingfa, Qiao Bingalong, and Chongxin Xu with any of your members of your management or affiliates.

10. Please revise to provide a discussion of whether and why the VIE contractual arrangements were necessary for foreign investors to own Shandong Xiangrui. For example, it appears that your industry is subject to specific restrictions to foreign ownership by PRC agencies, such as MOFCOM or the NRDC. Please disclose the regulatory environment or restrictions that necessitated the VIE structure.

Description of Business, page 3

11. Please revise to identify the source of the industry statistics listed on page five. You should provide the author(s), title, name of the publication or source, and indicate if they are publicly available.

12. Please clarify whether you have a website or advise.

13.   On page 21, you disclose that you will introduce two new products, MSG and PDO. Please revise to further clarify these products and their status. See Items 101(h)(4)(1) and (iii) of Regulation S-K.

14.   Please revise to provide the Company's competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K. You indicate on page six that there are only a "few" corn processing companies within 50 kilometers of your facilities; you also indicate on page nine that you operate in a highly competitive environment. In this regard, it is unclear to what extent your business is subject to competition from local corn processor versus corn processors located in other areas of the country or outside of China.

15.   Please revise to provide the material terms of your patent and trademark licenses with the Ruixing Group, if material. Also, please explain how your Upflow Anaerobic Sludge Blanket license, as described on page seven, relates to your business, if material.

16.   Please revise to provide the estimated amount spent during the last two fiscal years on research and development, and if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

17.   Please revise to provide the disclosures required by Items 101(h)(4)(viii) and (ix), as it relates to the business of Jaifu Health in this section. In particular, please revise to identify any licenses or approvals that are needed to operate your business. We note various disclosures regarding the regulatory environment in the risk factor section.

18.   In this regard, please revise your discussion of PRC requirements to also address your particular circumstances. For example, on page seven you discuss the requirement that FIEs in China must set aside at least 10% of their after-tax profit until a certain amount is reached, but your particular dividend and registered capital status is unclear. As another non-exclusive example, we note the reference in the last paragraph on page 16 to a requirement that PRC subsidiaries "coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company's shareholders who are PRC citizens or residents." Please revise accordingly.

Risk Factors, page 8

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

19.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

20.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

21.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  a)   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

  b)   what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  c)   the nature of his or her contractual or other relationship to you;

  d)   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  e)   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

22.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

      a)   the name and address of the accounting firm or organization;

      b)   the qualifications of their employees who perform the services for your company;

      c)   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

      d)   how many hours they spent last year performing these services for you; and

      e)   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

23.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

      a)   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

      b)   how many hours they spent last year performing these services for you; and

      c)   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

24.   As you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis and Plan of Operation, page 21

Critical Accounting Policies, page 23

25.   We note your critical accounting policies are very similar to your accounting policies in the notes to the consolidated financial statements. Please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policies. For example, a discussion of consolidation of variable interest entities should present your methodology for determining you are the primary beneficiary including significant judgments and assumptions. Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 25

General

26.   We note your plans to expand your corn starch production capacity in 2011 with estimated capital expenditures of $12 million. Please expand your liquidity disclosure to explain how you intend to finance your intended expansion.

Results of Operations, page 25

27.   Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, (i) provide additional detail regarding the underlying factors that contributed to your growth in sales (i.e. the dollar value of changes in price and volume by product line) and (ii) revise to disclosure the factors that contributed to the decrease in cost of sales as a percentage of revenue by product line.

Contractual Obligations and Commercial Commitments, page 27

28.   Please revise to disclose the pledge of your land use rights (see Note 7) and the purchase commitments for raw materials (see page 6).

Operating Activities, page 27

29.   Please expand your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, notes receivable, notes payables, other payables to third parties, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital

resources.

Investing Activities, page 28

30.   In connection with the comment above, we note the change in cash provided from
       investing activities was mainly due to the release of your restricted cash. Please expand
       your disclosure to clarify why restricted cash was released and how it relates to other
       changes in your liquidity (e.g. payment of notes payable).

31.   Please revise to provide a Liquidity and Capital Resources section to provide the
       disclosures required by Item 303(a) of Regulation S-K. You should describe all of your
       material loans, commitments, leases or financings and the cash needed to fund your
       operations and contractual obligations.

Description of Property, page 30

32.   On page 21, you indicate that you will triple your corn processing production at the end
       of 2011. Please revise this section to clarify the nature of the capital expenditures
       required to accomplish this goal.

Security Ownership of Certain Beneficial Owners and Management, page 31

33.   Please revise this section to address your Option Agreements, including disclosure
       required by Item 403(c) of Regulation S-K, or advise.

Directors and Executive Officers, page 31

34.   We note that you refer to "the Company" in each of the management biographies, but the
       time periods involved predate your reverse merger. Please revise this section to clarify
       each person's title and dates of employment at the reporting company level and at the
       operating subsidiary level. For example, it is unclear if Mr. Guo Wang has been the CEO
       of SMSA Treemont since May 13, 2011 and the CEO or general manager of Shandong
       Xiangrui since 2005.

35.   Please revise to provide the term of office for your directors and executive officers, as
       required by Items 401(a) and (b) of Regulation S-K.

36.   Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly
       discussing the specific experience, qualifications, attributes or skills that led to the
       conclusion that your directors should serve on the board in light of the registrant's
       business and structure.

37.   We note the footnote to the table on page 34 and the apparent fact that each of your
       officers and directors are also employees of the Ruixing Group. Please revise to clarify

the percentage of time each member of your management devotes to SMSA Treemont Acquisition Corp. and its subsidiaries.

38.   With a view to disclosure, describe for us potential conflicts of interest by virtue of the shared nature of the executives' simultaneous duties and obligations to the separate entities, as well as the nature of the entities' commercial relations with each other. We may have further comment.

Executive Compensation, page 34

39.   Please revise to address the extent to which compensation for your named executive officers will change in light of the fact you are now a public reporting company.

40.   Please revise to clarify what portion of the salaries figures represent compensation earned or paid by your operating subsidiary Shandong Xiangrui. Also, please revise to clarify what portion of Mr. Qingtai Wang's salary was paid by the Ruixing Group.

Transactions with Related Persons and Director Independence, page 34

41.   Please substantially revise this section to clarify how each related party transaction listed on pages 35 and 36 is a related party transaction. In addition, you should provide the material terms of each transaction, including the prices paid. As a non-exclusive example, it is unclear why the loan agreement with the Bank of Communications for a 5 million loan is a related party transaction. Further, you do not disclose the interest rate or the repayment schedule for this loan.

42.   We note the transactions with related parties referenced on pages F-19 and F-20. Please revise this section to include figures converted into U.S. dollars and reconcile your disclosures here and on pages F-19 and F-20. As a non-exclusive example, you disclose electricity and steam contracts with Shandong Runyin Bio-Chemical Co. Ltd. on page F-21 that expire on December 31, 2011, but we are only able to locate energy agreements that expire on December 31, 2014 on page 37.

Market price, page 37

43.   With a view to clarifying disclosure, advise us on what basis you state that your common stock "is quoted on the OTC Bulletin Board," given the historical lack of any trading market for your common stock.

Description of Securities, page 38

44.   On page 38, you disclose that "[a]ll the outstanding shares of our common stock are fully

paid and non-assessable." You are not qualified to render this opinion. Please revise to attribute this statement to counsel or delete.

Unregistered Sales of Equity Securities, page 39

45.   We note that you issued shares to Mr. Xu pursuant to Rule 506 of Regulation D, but we are unable to locate a Form D filed with the Commission. Please advise.

Exhibits

46.   It appears that many of your exhibits are summaries translated into English. Please revise your exhibit index to clarify which items are summaries and/or translations.

47.   Please note that contracts to which directors, officers, promoters, voting trustees or security holders named in a registration statement, report or other document are parties and contracts upon which a filer's business is substantially dependent must be provided as full English translations. See Rules 12b-12(d)(1)(iv) and (v) of the Securities Exchange Act of 1934. Please revise accordingly.

48.   It appears that you amended your certificate in Exhibit 3.5 of your Form 10 filed on August 27, 2010, and that the amount of authorized preferred stock was changed from 10,000 shares to 10,000,000 shares. Please revise or advise why you did not include the revised certificate in the exhibit index of your Form 8-K.

49.   Please file Exhibits 3.1 and 3.2 in a proper electronic format. Please refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. We note that Exhibit 3.5 of your Form 10 filed on August 27, 2010 is also in an improper format.

50.   We note the reference to a legal opinion by Grandall on page 17. Please revise or advise regarding disclosure pursuant to Item 601 of Regulation S-K.

51.   We note the reference on page six to corn supply agreements accounting for approximately 60% of the corn kernels consumed by you. It is unclear why the supply agreements are not filed as exhibits. Please revise or advise.

Financial Statements

General

52.   Please amend your Form 8-K to include updated interim pre-acquisition financial statements as of and for the three months ended March 31, 2011 and 2010. Refer to Exchange Act Rules 13a-1 and 13a-13.

Balance Sheets, page F-3

53.   We note you present $4,709,815 and $545,967 as commitments and contingencies as of December 31, 2010 and 2009, respectively, on the face of your balance sheet. Please tell us the purpose of such disclosure or revise to remove.

54.   We note disclosure herein that the financial statements have been signed by three individuals, but such signatures are not present. Please revise to remove such disclosure or tell us why you believe it is appropriate to include these blank signature blocks.

Statements of Income, page F-4

55.   Please provide earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.

Notes to Financial Statement

1. Corporate Information and Basis of Presentation, page F-9

56.   Please revise to disclose, in detail, how Xiangrui acquired its 100% interest in Taian Yisheng Management & Consulting Co., Ltd. (the WFOE). In your response, tell us how the transaction was accounted for and cite the supporting authoritative literature. In addition, disclose the ownership of each entity before and after the transaction.

2. Summary of significant accounting policies

General

57.   Please revise to clarify how you assess the collectability of notes receivable.

(d) Revenue recognition, page 9

58.   We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to

customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

59.   Please revise to disclose where you record shipping and handling costs. If such costs are not included in cost of sales, please revise to disclose the amounts for each period presented, as applicable. Refer to FASB ASC 605-45-50-2.

18. Segment and Geographic Information, page F-22

60.   We note that you operate in one reportable segment. Please tell us whether your cornstarch and glucose product lines represent separate operating segments as defined in FASB ASC 280-10-50 and the basis of your determination. If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280-10-50 and revise the analysis of your results of operations on page 25, as applicable.

Pro Forma Financial Information

61.   Revise to provide pro forma financial information giving effect to the formation of Xiangrui Pharmaceutical International Limited (Xiangrui) and the reverse acquisition between Xiangrui and SMSA Treemont Acquisition Corp. Refer to Article 8-05 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director